ACCESS NATIONAL

CORPORATION

January 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William H. Dorton, Staff Attorney
Dietrich A. King, Assistant Director, Office of Financial Services

Access National Corporation

Registration Statement on Form S-4, as amended

Filed January 13, 2017

File No. 333-215054 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Access National Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on January 31, 2017, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call or email to Daniel E. Howell of Troutman Sanders LLP at (804) 697-1266 or dan.howell@troutmansanders.com, respectively.

Sincerely,

ACCESS NATIONAL CORPORATION

By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer

1800 ROBERT FULTON DRIVE, SUITE 300 RESTON, VA 20191

VOICE 703.871.2100                 FAX 703.766.3385